BEFORE THE
                          STATE CORPORATION COMMISSION
                            COMMONWEALTH OF VIRGINIA


APPLICATION OF                      )
CONECTIV,                           )
POTOMAC ELECTRIC POWER COMPANY      )    Case No. PUA01______
AND                                 )
NEW RC, INC.                        )
UNDER VA. CODEss. 56-88.1           )

                                   APPLICATION

     Conectiv, Potomac Electric Power Company ("Pepco"), and New RC, Inc. ("New RC"), all of whom together are "Applicants," hereby seek all requisite authority and necessary Commission approvals under Va. Code ss. 56-88.1 for New RC to acquire control of Delmarva Power & Light Company ("Delmarva"), Pepco, and Starpower Communications, LLC ("Starpower); for Conectiv to dispose of control of Delmarva; and for Pepco to dispose of control of Starpower (the "Merger"), as described in detail in an Agreement and Plan of Merger dated February 9, 2001 by and between Conectiv, Pepco and New RC (the "Merger Agreement").

     In support of this Application, Applicants respectfully represent:

I.   DESCRIPTION OF APPLICANTS

     1. Conectiv, a Delaware corporation, and a registered public utility holding company under the federal Public Utility Holding Company Act of 1935, as amended ("PUHCA"), was formed as a result of a merger involving Delmarva and Atlantic City Electric Company ("ACE") approved by this Commission in 1997. Conectiv's principal business office is located at 800 King Street, P. O. Box 231, Wilmington, Delaware 19899. Conectiv owns all of the common stock of Delmarva which is a corporation organized under the laws of the State of Delaware and the Commonwealth of Virginia. Delmarva is engaged in the generation, transmission, distribution, and sale of electric energy to approximately 22,000 retail customers and one wholesale customer in Virginia's two Eastern Shore counties. Delmarva's Virginia customers produce approximately 3% of Delmarva's annual electric revenues. The remainder of Delmarva's 480,000 residential, commercial, and industrial electric customers are located in Delaware and ten primarily Eastern Shore counties in Maryland. Delmarva also provides natural gas service to approximately 109,000 customers located in northern New Castle County, Delaware. Delmarva's principal business office is located at 800 King Street, P. O. Box 231, Wilmington, Delaware 19899.

     2. Pepco, a District of Columbia and Virginia corporation with its headquarters in the District of Columbia, distributes electricity to approximately 480,000 customers in Maryland and 220,000 customers in the District of Columbia. Pepco's electric distribution services are subject to regulation by the Public Service Commissions of Maryland and the District of Columbia. Pepco and Delmarva are members of the PJM Interconnection, LLC ("PJM") and, as such, the operational control of their transmission facilities are subject to PJM procedures. Pepco does not provide any regulated electric utility services to retail customers in Virginia. Pepco owns approximately 55 circuit miles of power lines located in Virginia that interconnect certain generation and transmission facilities owned by unrelated third parties with Pepco's transmission facilities in Maryland and the District of Columbia. In a July 20, 2000, study, J.D. Power and Associates reported that Pepco had the highest customer satisfaction ranking among electric utilities in the Eastern Region of the United States. Pepco's principal business office is currently located at 1900 Pennsylvania Avenue, N.W., Washington, D.C. 20068. Pepco currently owns, through subsidiaries, a 50% interest in Starpower Communications, LLC. ("Starpower"), which is a telecommunications company that provides services in Virginia.

     3. New RC, a Delaware corporation, is a recently formed company, currently held as a subsidiary of Pepco. The Merger will result in New RC becoming a registered public utility holding company under PUHCA. New RC will be the owner of Conectiv, Pepco and, indirectly through subsidiaries, will own 50% of Starpower. At or prior to Closing the Merger, New RC will change its name. New RC will be headquartered in the District of Columbia. New RC's principal business office is currently located at 1900 Pennsylvania Avenue, N.W., Washington, D.C. 20068 and will be located at 701 9th Street, N.W., Washington, D.C. 20068 beginning in the summer of 2001.

     4. Delmarva receives certain services from Conectiv Resources Partners, Inc. ("CRP"), a wholly-owned subsidiary of Conectiv, which is a Delaware company and a service company established under PUHCA. These services are provided under a service agreement between CRP and Delmarva approved by this Commission under the Affiliates Act.

     5. As provided as part of Commission approvals with respect to the sale of certain of Delmarva's electric generating facilities, overall rates for all classes of customers have been reduced in Virginia by an average of about 1.7% (excluding the effects of revised fuel rate and tax changes effective January 1, 2001; or about 0.4% if those changes are included). Further reductions are scheduled when the sale of Delmarva's base load fossil-fueled generating facilities closes. In addition, Delmarva's Virginia rates are capped through at least January 1, 2004.

     6. Starpower, a Delaware limited liability company, is owned 50% by a Pepco subsidiary, Pepco Communications, LLC, and 50% by an unrelated entity, RCN Telecom Services of Washington, D.C., Inc. Starpower provides local and long-distance telecommunications services to approximately 13,800 customers in the District of Columbia, Maryland, and Virginia. In addition, Starpower provides cable television and internet services in the same region. Starpower's principal business office is located at 1130 Connecticut Avenue, N.W., Suite 400 Washington, D.C. 20036

     7. Considered together, Delmarva, ACE and Pepco will form the largest electric delivery organization in the mid-Atlantic region, both in terms of megawatt load and kilowatt-hour sales. The companies will serve a total of approximately 1.8 million utility customers in Virginia, Delaware, the District of Columbia, Maryland, and New Jersey.

II.  SUMMARY DESCRIPTION OF THE MERGER

     A.   Legal Entities and Management

     8. The Merger is an acquisition of Conectiv through a transaction resulting from an auction voluntarily conducted by Conectiv's board of directors. The Transaction Summary attached hereto as Exhibit A contains the information required by the Utility Transfers Act guidelines previously issued by the Commission. The Merger Agreement is attached hereto as Exhibit B and contains a detailed description of the proposed Merger. In summary, two New RC subsidiaries will be established to implement the Merger. Merger Sub A will be merged into Pepco, with Pepco as the surviving company. Merger Sub B will be merged into Conectiv, with Conectiv as the surviving company. Together with a proposed exchange of shares, these mergers will make New RC the owner of Conectiv and Pepco. Conectiv will continue to own Delmarva, ACE and the other current Conectiv subsidiaries (except for CRP, which will become a first-tier subsidiary of New RC). Pepco will continue to be an operating utility company. Its existing subsidiary, Pepco Holdings, Inc. ("PHI"), will continue to own its current subsidiaries. A decision has not yet been made as to whether PHI will be a first-tier subsidiary of New RC or will continue to be owned by Pepco. Exhibit C includes Form 10-K Annual Reports for Conectiv and Delmarva for the year 2000. Exhibit D is the 2000 Annual Report to Stockholders of Pepco. Exhibit E is a chart describing the organizational structures of the companies before and after the Merger, simplified to show only major subsidiaries. There are no plans to reorganize the operating utility companies under a single intermediate holding company or into a single corporate entity.

     9. CRP currently provides certain services to both Delmarva and ACE as well as to other Conectiv companies, pursuant to service agreements on file with the Securities and Exchange Commission and, with respect to services provided to Delmarva, approved by this Commission. It is expected that CRP will continue to provide such services for various Conectiv companies and may also provide similar services to an as-yet-undetermined degree to New RC, Pepco and/or Pepco subsidiaries. At the present time, Applicants are not asking for this Commission to approve modifications to the service agreements, but will submit additional information regarding such service agreements in the event that modifications are necessary.

     10. Mr. John M. Derrick, Jr., Pepco's current Chairman of the Board and Chief Executive Officer, will serve as Chairman and CEO of New RC. Mr. Thomas S. Shaw, Conectiv's current President and Chief Operating Officer, will continue in those capacities for Conectiv. Conectiv's current Chairman and Chief Executive Officer, Mr. Howard E. Cosgrove, will retire at Closing.

     11. The board of directors of New RC will consist of twelve persons, at least two of whom will be members of Conectiv's existing board of directors and the remainder of whom will come from Pepco's board of directors.

     12. Pepco will continue to be headquartered in Washington, D.C., and Conectiv will remain headquartered in Wilmington, Delaware. Day-to-day operational decisions will continue to be made by the two companies from their respective headquarters.

     B.   Financial Aspects of the Merger

     13. Under the Merger Agreement, New RC will effectively acquire Conectiv for a total consideration of approximately $2.2 billion in cash and stock. Pepco stockholders will receive one share of New RC's common stock, on a tax-free basis, for each share of Pepco common stock they hold. Conectiv common stockholders will have the option to receive either $25.00 in cash or New RC's shares, subject to proration, such that the aggregate consideration paid to all Conectiv stockholders will be 50 percent cash and 50 percent stock. The amount of stock to be issued in the Merger is subject to a fixed-price "collar" for Pepco stock prices between $19.50 and $24.50, such that each Conectiv share would be converted into not less than 1.02041 and not more than 1.28205 shares of New RC common stock. The transaction is expected to be tax-free to the extent that Conectiv stockholders exchange their shares for New RC common stock. As provided by Conectiv's certificate of incorporation, each holder of Class A stock will receive 86.8 percent of the per share value received by the other common stockholders, or $21.69, subject to the same proration and collar provisions as the other common stockholders.

     14. Although the exact exchange ratio and value of the New RC common stock that Conectiv shareholders will receive in the transaction will not be determined until shortly before the closing of the Merger ("Closing"), it is estimated that, based on the number of common shares currently outstanding on a fully diluted basis, Pepco stockholders will own approximately 67 percent and Conectiv stockholders will own approximately 33 percent of the common equity of New RC.

     15. Excluding the effects described above on Conectiv's common stock, the Merger Agreement does not require exchanges, redemptions, or repurchases of any outstanding preferred stock, bonds, or other securities of Conectiv, Delmarva, Pepco or Starpower.

     16. The cash portion of the acquisition will be financed through cash on hand, including Pepco's share of the proceeds from a recently completed sale of generating assets, as well as external financing.

     17. The costs to achieve the Merger have not been quantified at this time.

     18. Consummation of the Merger is subject to the approval of the shareholders of Conectiv and Pepco shareholders, the receipt of the required federal and state regulatory approvals, and other customary conditions. Applicants desire to close the Merger as soon as possible and no later than the first quarter of 2002. Delays beyond that time would likely increase total transaction and transition costs while delaying realization of the benefits of the Merger. Applicants therefore request that the Commission expedite consideration of this Application.

III. APPROVALS SOUGHT

     19. New RC's acquisition of control over Delmarva, Pepco and Starpower, Conectiv's disposition of control over Delmarva, and Pepco's disposition of control over Starpower, require the Commission's prior approval under the Utility Transfers Act, Va. Code ss. 56-88 et seq. Va. Codess. 56-88.1 provides, in pertinent part, that:

               No person . . . shall, directly or indirectly, acquire or dispose of control of (i) a public utility within the meaning of this chapter or (ii) a telephone company. . . without the prior approval of the Commission.

               For purposes of this section, "control" means (i) the acquisition of twenty-five percent or more of the voting stock or (ii) the actual exercise of any substantial influence over the policies and actions of any public utility . . . .

     20. The Commission shall approve a person's acquiring control over a public utility in the Commonwealth if it finds that "adequate service to the public at just and reasonable rates will not be impaired or jeopardized" by permitting such a transaction to occur. Va. Codess. 56-90.

     21. To the extent necessary and appropriate, Delmarva will also seek, approvals under the Affiliates Act, Va. Code ss. 56-76 et seq. As noted above, this Commission has previously approved certain types of service transactions between CRP and Delmarva. At this juncture, however, detailed information about any proposed changes in that relationship between CRP and Delmarva as the result of the Merger is not yet available. Delmarva will supplement this Application and submit such detailed information as soon as it is available. Applicants respectfully request that the Commission begin its consideration of the Merger-related aspects of this Application prior to the submission of detailed information related to approvals required under the Affiliates Act. Because Pepco does not have any electric utility retail customers in Virginia, the Affiliates Act would not apply to services provided by CRP to Pepco.

     22. Applicants also seek any other necessary Commission approvals under Virginia law for the proposed transactions described in this Application, except that Delmarva and Pepco shall separately seek any approvals required under the Virginia Stock Corporation Act at the time of the closing on the Merger.

     23. Delmarva does not request that this Commission at this time make a determination as to the proper ratemaking treatment of costs to achieve the Merger. Delmarva does request any necessary approvals from the Commission to track such costs for later consideration.

IV.  THERE WILL BE NO IMPAIRMENT OF ADEQUATE
     SERVICE TO THE PUBLIC AT JUST AND REASONABLE RATES

     24. New RC's acquiring control of Delmarva, Pepco and Starpower on the terms and conditions set forth in the Merger Agreement satisfies the applicable statutory standard. 25. The Merger will create a group of regional companies with sufficient size to succeed in the increasingly competitive utility and energy services marketplace.

          A. The larger number of electric customers served and kilowatt-hours delivered by the companies, considered together, will enhance the ability of Delmarva, ACE and Pepco to acquire and implement new technologies to maintain and improve reliability and customer service. Examples of areas in which such new technologies might be available include outage management systems, advances in distribution technologies and customer call center operations.

          B. The Merger will also facilitate the more efficient deployment of field crews and equipment and customer service representatives in emergencies.

          C. The Applicants will establish processes to identify and implement the "best practices" of the companies.

     26. The Merger will not increase rates of any public service company subject to the Commission's ratemaking jurisdiction.

          A. Pepco has facilities in Virginia, but no retail electric utility customers.

          B. Starpower's telephone service prices are set by competitive forces. Starpower's Virginia Certificate of Public Convenience and Necessity provides that, inter alia, Starpower: (i) shall provide its tariffs to the Commission's Division of Communications, and (ii) may price its interexchange service competitively pursuant to ss. 56-481.1 of the Virginia Code.

          C. As noted above, Delmarva's Virginia retail electric base and fuel rates are now capped through at least January 1, 2004, with the potential for continued limitations on rate changes for periods beyond that depending on future decisions of the Commission under the Virginia Electric Utility Restructuring Act. In addition, the operating utility companies will maintain separate rates (i.e., there are no plans to "blend" the fuel or power purchase costs that underlie the default service rates of the individual operating utilities or to reset distribution and transmission rates on an aggregated system-wide basis).

          D. The Applicants expect, however, that the Merger will enable Delmarva to achieve efficiencies and cost savings in the future. Such efficiencies and cost savings, net of Merger-related costs, will be reflected in the electric cost of service studies prepared in connection with future rate proceedings and thus reduce the size of future rate increase requests. In addition, future benefits from economies of scale in procuring electricity supply on reasonable terms may result from the Merger to the extent that this and other Commissions were to require Delmarva, ACE, and Pepco to continue to provide standard offer electric supply service to their retail customers after the end of the rate freeze or rate cap periods within those jurisdictions. Under those circumstances, Delmarva's ability to procure the necessary electricity supply on reasonable terms will be enhanced because the companies, considered together, would be purchasing energy for a far greater number of customers than would be the case for Delmarva as a part of Conectiv alone.

     27. Since 1999, Delmarva has accelerated its delivery-related reliability investments and the Merger will not adversely affect any of those planned investments. These investments should significantly reduce concerns regarding reliability of power distribution in the southern part of the Delmarva peninsula and should also help to moderate price effects caused by PJM's locational marginal pricing mechanisms used during periods of congestion. In addition, new generation being added by third parties on the peninsula and mechanisms adopted in the last year by PJM and the FERC with respect to the treatment and calculation of congestion charges should further ameliorate concerns regarding locational marginal pricing. The Merger will not adversely affect any of those planned third-party generation projects or PJM's operations.

     28. The Merger will not have an adverse effect on competition among suppliers of utility services or competitive services. The combination will form the largest electric delivery organization in the mid-Atlantic region, both in terms of megawatt load and kilowatt-hour sales. The companies would not, however, have any market power that could be used to adversely affect competition. In terms of overall size, the assets of New RC and its subsidiaries of approximately $13.8 billion will continue to be smaller than regional competitors (such as Exelon with $36.2 billion in assets, Public Service Enterprise Group with $20.8 billion in assets, and Dominion Resources with $29.3 billion in assets). Moreover, much of New RC's assets will be in the form of electric utility facilities, which are still subject to regulation by this Commission, other State regulatory authorities, and/or the Federal Energy Regulatory Commission. Both before and after the Merger, the electric utility companies' transmission facilities will be subject to the operational control of PJM. Each of the electric utility companies has (or will soon have) tariffs in place for retail competition in their traditional service territories, and each is subject to Codes of Conduct that preclude preferential treatment for affiliates. For the foregoing reasons, the combined electric utility companies could not use their transmission and distribution facilities to adversely affect competition.

     29. The Merger will not adversely affect service to Delmarva's or Starpower's Virginia customers. Starpower's operations will be unaffected by the Merger. With respect to Delmarva's retail electric service in Virginia, New RC will continue the commitment to high standards of customer satisfaction and reliability that Delmarva and Pepco have had.

     30. In addition, and to express in concrete terms the commitment to maintaining a high quality of customer service and the reliability of the electric transmission and distribution systems, Delmarva is proposing several specific service quality guarantees for its customers. These service quality guarantees show the commitment to maintaining safe and reliable transmission and distribution service.

     31. The proposed service quality guarantees are summarized below and set out in detail in Exhibit F. Each of these proposed guarantees is subject to parameters and limitations set forth in Exhibit F. The limitations generally involve failures to meet a guarantee due to an event outside the utility's control (e.g., major storms, customer interference, labor disruptions, or other events of force majeure). In some instances, the guarantee applies only to certain customer classes.

     32. Five customer service guarantees are proposed:

          a) Customer Appointments: Commencing 90 days after Closing, for certain customer field services requiring a face to face meeting, such as special meter reads for inside meters, meter tests requested by the customer, field billing investigations, meter/service upgrades, and service relocations, Delmarva guarantees to keep scheduled appointments within a specified four-hour window (either 8 a.m. to 12 noon or 12 noon to 4 p.m.) If Delmarva fails to keep the appointment, and no limitation or exclusion applies, the customer will be credited $25 on the customer's next bill.

          b) New Residential Service Installation: Commencing 90 days after Closing, Delmarva will guarantee installation of new residential services within 10 days of the customer completing all required make-ready activities, including providing a legal and work-ready right-of-way, electrical inspections and payment of all required fees. If Delmarva fails to meet this customer guarantee, and no limitation or exclusion applies, a credit of $100 will be paid to the customer on the first bill for service at the service location.

          c) Residential Bill Accuracy: Commencing 90 days after Closing, and subject to various parameters and limitations, Delmarva will guarantee the financial accuracy of the total charge for regulated electric services. If the bill is adjusted based on a customer inquiry, and no limitation or exclusion applies, the customer and all other similarly situated customers will be credited $5 in addition to the appropriate billing adjustments.

          d) Call Center Service Level: Effective January 1st following Closing, the companies will commit to answering at least 70% of the inbound calls received at the companies' switches within 30 seconds. This will include calls successfully handled by a Voice Response Unit. This performance metric will be the integrated performance of all the companies' call centers serving regulated customers. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          e) Call Center Abandonment Rate: Effective January 1st following Closing, the companies will commit to having an integrated call abandonment rate of less than 10% across all their call centers servicing regulated customers. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

     33. Four reliability guarantees, applicable to electric utility service, are proposed:

          a) Outage Restoration: Commencing 90 days after Closing, Delmarva will guarantee electric restoration within 24 hours of a reported service outage, subject to specified parameters and limitations. If Delmarva fails to restore service within 24 hours of notification, and no limitation or exclusion applies, each affected and eligible customer will be issued a $50 credit on the customer's next bill.

          b) Customer Average Interruption Duration Index ("CAIDI"): One year after full Outage Management System ("OMS") implementation, which is due to be completed by 2002, Delmarva will guarantee that the CAIDI in Virginia does not exceed 2 standard deviations above its historical mean for its Virginia service territory, calculated by using at least one full year of post-OMS data in conjunction with adjusted pre-OMS data. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          c) System Average Interruption Frequency Index ("SAIFI"): One year after full OMS implementation Delmarva will guarantee that the SAIFI in Virginia does not deteriorate by more than 2 standard deviations from the historical mean for its Virginia service territory, again calculated using at least one full year of post-OMS data in conjunction with adjusted pre-OMS data. A failure to meet this commitment for a calendar year will trigger a set of requirements to analyze, develop and submit to the Commission a corrective action plan, which will contain deadlines for actions to correct root causes so as to meet the commitment going forward.

          d) Individual Circuit Improvement: Effective January 1st following Closing, Delmarva will commit to a poor circuit improvement program in Virginia. Each year, distribution feeder circuits will be ranked by outage performance and Delmarva will develop cost effective improvement plans for the worst circuits. Delmarva will guarantee that individual circuits will not be on this list more than 2 years in a row. These improvement plans will be filed with the Commission annually.

V.   ACCOUNTING AND MISCELLANEOUS
     INFORMATION ABOUT THE MERGER

     34. The Merger, for accounting purposes, is treated as an acquisition of Conectiv by Pepco. The use of the purchase method of accounting results in goodwill that will be recorded and amortized by New RC in consolidation. The holding company structure of the Merger allows assets recorded in the individual accounts of ACE, Delmarva and Pepco to continue to remain the same as before the Merger. As a consequence, plant accounts of Delmarva will not be affected. Goodwill recorded by New RC will not be "pushed down" onto the books of Delmarva or Conectiv. The only anticipated accounting entries that ACE, Delmarva or Pepco will need to record will be reclassifications to reflect the change to no par value common stock. This will require Pepco and Conectiv to make reclassifications between balance sheet accounts such as 201 (common stock issued), account 209 (reduction in par or stated value of capital stock) as well as possibly account 211 (miscellaneous paid-in capital).

     35. Attached as Exhibit G are maps showing the electric service territories of Pepco, Delmarva and ACE.

     36. Communications and correspondence relating to this Application should be sent to:

                           Guy T. Tripp III, Esq.
                           Hunton & Williams
                           Riverfront Plaza -- East Tower
                           951 East Byrd Street
                           Richmond, VA  23219

with copies to Applicant Conectiv at the following address:

                           Peter F. Clark, Esq.
                           Conectiv
                           800 King Street
                           P. O. Box 231
                           Wilmington, DE  19899

and copies to Applicants Pepco and New RC at the following address:

                           Allen C. Barringer, Esq.
                           Potomac Electric Power Company
                           1900 Pennsylvania Avenue, N.W.
                           Washington, D.C.  20068

VI.  CONCLUSION AND PRAYER FOR RELIEF

     WHEREFORE, Conectiv, Potomac Electric Power Company, and New RC, Inc. request that the Commission:

     A. Expedite consideration of the Merger-related aspects of this Application;

     B. Approve New RC's acquiring control of Delmarva, Pepco and Starpower, as well as Conectiv's disposing of control of Delmarva and Pepco's disposing of control of Starpower, as a result of the Merger on the terms and conditions set forth in the Merger Agreement and this Application pursuant to Va. Code ss. 56-88.1;

     C. Approve, if necessary, the tracking of costs to achieve the Merger, while deferring consideration of any decision regarding the appropriate ratemaking treatment of such costs;

     D. Grant all other authority and approvals required under Virginia law for the transactions described herein, except for approvals required under the Virginia Stock Corporation Act; and

     E. With respect to all such authority and approvals, grant them subject to the condition that the closing on the transactions contemplated by the Merger Agreement occur.

     Delmarva joins this Application to confirm the service and reliability guarantees set forth inss.ss. 30-34 above.

                                 Respectfully submitted,

                                 CONECTIV



                             By: ______________________________
                                 Peter F. Clark
                                 Vice President, General Counsel and Secretary


                                 POTOMAC ELECTRIC POWER COMPANY


                             By: ______________________________
                                 Kirk J. Emge
                                 Vice President -- Legal Services


                                 NEW RC, INC.


                             By: _______________________________
                                 Dennis R. Wraase
                                 President
Guy T. Tripp III
Hunton & Williams
Riverfront Plaza -- East Tower
951 East Byrd Street
Richmond, VA  23219
804/788-8328

Peter F. Clark
Legal Department
Conectiv
P. O. Box 231 -- 800 King Street
Wilmington, DE  19899
302/429-3069

Allen C. Barringer, Esq.
Potomac Electric Power Company
1900 Pennsylvania Avenue, N.W.
Washington, D.C.  20068
202/872-2890

Dated:  May 11, 2001